

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

April 12, 2010

David Dreslin
President
Gulf Shores Investments, Inc.
7985 113th Street, Suite 220
Seminole, FL 33772

      Re: **Gulf Shores Investments, Inc.**
              Amendment No. 3 to Registration Statement on Form S-1
              Filed March 30, 2010
              File No. 333-162177

Dear Mr. Dreslin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our letter.

General

1.   We note your response to comment 1 in our letter dated March 11, 2010. Please revise to discuss whether the company intends to acquire interests in real estate. We note that parts of your disclosure refer to acquiring investments in real estate. For example, please see your risk factors "Our Investment In Property May Be More Costly Than Anticipated" on page 6 and "We Are Subject To General Real Estate Risks . . . ," on page 7. Please revise throughout to consistently refer to your business plan as the management of real estate properties or advise.

Prospectus Summary, page 4

2.	Please remove the reference to the $500 million in real estate development that Mr. Matta has been involved in from the summary section. This information is more appropriately discussed in other sections of the prospectus, such as the business section.

Risk Factors, page 6

"We Have Limited Operating History . . . ," page 6

3.	We note your response to comment 8 in our letter dated March 11, 2010. Please further revise this risk factor to discuss how your limited operating history affects your specific business plan, which is the management of real estate properties.

Item 7. Selling Security Holders, page 10

4.	We note your response to comment 9 in our letter dated March 11, 2010. You have not included all shares owned by a spouse or minor child as being beneficially owned by the shareholder in the table itself, and therefore, please revise accordingly. For example, with respect to the row associated with Donna Dreslin, please disclose in the row of the table that is associated with her that she owns 60,003,000 shares and in the accompanying footnote, disclose that she is deemed the beneficial owner of the shares owned by her husband, Mr. Dreslin. Please make similar revisions to your beneficial ownership table on page 24. Furthermore, please note that this comment applies to all the selling shareholders listed.

Item 11. Information about the Registrant, page 15

Competition, page 17

5.	Please revise this portion to clarify that you do not currently manage any properties and therefore, the potential competition with respect to leasing units and lowering rents is a form of competition that may occur.

Financial Statements and Notes

June 30, 2009

Statement of Operations, page F-2

6.   We have considered your response to comment 16 in our letter dated March 11, 2010 and believe the 3-for-1 stock split should be retroactively reflected in your per share computations for the period from inception through June 30, 2009 in accordance to paragraph 260.10.55-12 of the FASB Accounting Standards Codification.

December 31, 2009

Note 1 - Summary of Significant Accounting Policies, page F-20

7.   Reference is made to your disclosure of recent accounting pronouncements on page F-20. To the extent you intend to include references to specific literature, please ensure that you have revised the source cited as the Codification where appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Plan of Operations, page 20

8.   We note your statement that you intend to use third parties for the on-site management of properties. Please clarify the type of real estate management in which you intend to engage.

9.   We note your disclosure that you have "identified two distressed, under-managed projects in Southwest Florida." This is not consistent with your disclosure on page 15 that you have not identified any specific properties to manage. Please revise for consistency throughout.

10.   Please explain why you believe that your operating expenses over the next twelve months will be $24,000. To that effect, we note that you also intend to identify at least ten other properties to manage and hire two to three licensed real estate professionals within that same time frame.

11.   We note your response to comment 12 in our letter dated March 11, 2010. You continue to state, however, that you will be "funded by shareholder loans." We further note your response to comment 10 in our letter dated December 7, 2009 that you have not entered into any written or oral agreements with any

shareholders to provide a loan. Please include this disclosure in the prospectus and, in light of this response, please provide a reasonable basis for your statement on page 21 that your marketing campaign will be funded by shareholder loans. Also explain in detail how you will be able to fund your operating expenses until you can secure additional financing.

Involvement in Certain Legal Proceedings, page 24

12.   Please remove the limiting language "[t]o the best of our knowledge" on page 24 regarding involvement in certain legal proceedings.

Part II Information Not Required in the Prospectus

Item 15. Recent Sales of Unregistered Securities, page 27

13.   We note that in August 2009, the company completed a Regulation D, Rule 506 offering. Please discuss whether, in the offering, there were less than 35 purchasers as defined under Regulation D.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Cicely Lamothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Gregg E. Jaclin, Esq.
        Anslow and Jaclin, LLP
        Via Facsimile: (732) 577-1188